Page 1
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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Amendment No. )


                        Cell Therapeutics, Inc.

________________________________________________________________-
___
                             (Name of Issuer)



                         Common Stock
_________________________________________________________________
                      (Title of Class of Securities)



                             NONE

_______________________________________________________________-
___
                         (CUSIP Number)













                         ________________________
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_________________________________________________________________
1)   Name of Reporting Person                 International
     S.S. or I.R.S. Identification            Biotechnology
     No. of Above Person                      Trust plc
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     United Kingdom
     of Organization
_________________________________________________________________
Number of Shares         5)   Sole Voting     3,731,343 shares
Beneficially                  Power           of Common Stock
Owned by Each                                 (issuable upon
Reporting Person                              conversion of
With:                                         37,313.433 shares
                                              of preferred stock)
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-   3,731,343 shares
                              tive Power      of Common Stock
                                              (issuable upon
                                              conversion of
                                              37,313.433 shares
                                              of preferred stock)
                          _______________________________________
                         8)   Shared Dis-
                              positive Power      -0-
                         ________________________________________
9)   Aggregate Amount Beneficially            3,731,343 shares
     Owned by Each Reporting Person           of Common Stock
                                              (issuable upon
                                              conversion of
                                              37,313.433 shares
                                              of preferred stock)
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                              11.2%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN
                               Schedule 13G
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Item 1(a) - Name of Issuer:  Cell Therapeutics, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               201 Elliot Avenue West, Suite 400
               Seattle, WA  98119

Item 2(a) -    Name of Person Filing:

               This statement is being filed by International
Biotechnology
               Trust plc, a corporation organized under the laws of the
               United Kingdom ("IBT" or the "Reporting Person").

Item 2(b) -    Address of Principal Business Office:

               Five Arrows House
               St. Swithin's Lane
               London EC4N 8NR England

Item 2(c) -    Place of Organization:

               United Kingdom

Item 2(d) -    Title of Class of Securities:

               Common Stock

Item 2(e) -    CUSIP Number:  None.

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or
13d-2(b):

               Not applicable.

Item 4 -       Ownership.

               (a) Amount Beneficially Owned: 3,731,343 shares of Common
               Stock (issuable upon conversion of 37,313.433 shares of
               preferred stock)

               (b)  Percent of Class:  11.2%
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               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
3,731,343
                    shares of Common Stock (issuable upon conver-sion of
                    37,313.433 shares of preferred stock)

               (ii) shared power to vote or to direct the vote:
-0-

               (iii) sole power to dispose or to direct the disposition of:

                    3,731,343 shares of Common Stock (issuable upon
                    conversion of 37,313.433 shares of preferred stock)

               (iv) shared power to dispose or to direct the disposition
                    of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of
Another
               Person:

               Not applicable.

Item 7 -       Identification and Classification of the Subsid-
iary Which
               Acquired the Security Being Reported on By the
Parent
               Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of
the Group:

               Not applicable.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.
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Signature:

          After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this state-ment is true, complete and correct.

                         INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                         By /s/ Jeremy L. Curnock Cook

                                   Director


Dated:  January 23, 1997